SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13G
                                 (Rule 13D-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No.    ) 1<F1>



                          Brooks Fiber Properties, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                   11439910
                                 (CUSIP Number)

                              ____________________
















_____________________
<F1>
1
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 8 Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Centennial Fund IV, L.P.  (84-1240398)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]
                                                     (b) [ ]

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


        NUMBER OF           5    SOLE VOTING POWER

        SHARES                   844,520

      BENEFICIALLY          6    SHARED VOTING POWER

        OWNED BY                 -0-

          EACH              7    SOLE DISPOSITIVE POWER

       REPORTING                 844,520

         PERSON             8    SHARED DISPOSITIVE POWER

          WITH                   -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        844,520


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                             [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.7%

  12    TYPE OF REPORTING PERSON*

        PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Centennial Holdings IV, L.P.  (84-1240397)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                              (a) [ ]
                                              (b) [ ]

   3    SEC USE ONLY



   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


        NUMBER OF           5    SOLE VOTING POWER

         SHARES                  866,030

      BENEFICIALLY          6    SHARED VOTING POWER

        OWNED BY                 -0-

          EACH              7    SOLE DISPOSITIVE POWER

       REPORTING                 866,030

         PERSON             8    SHARED DISPOSITIVE POWER

          WITH                   -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        866,030


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                             [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.8%

  12    TYPE OF REPORTING PERSON*
        PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER:

      Brooks Fiber Properties, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      425 Woods Mill Road South, Suite 300, Town & Country, Missouri 63017

ITEM 2(A).  NAME(S) OF PERSON(S) FILING:

      This Statement is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares"), and by Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of being the sole general partner of Fund IV and by virtue of its direct beneficial ownership of Shares. Steven C. Halstedt, G. Jackson Tankersley, Jr., Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV and Holdings
      IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV or Holdings IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund IV and Holdings IV.

      Centennial Fund III, L.P., a Colorado limited partnership ("Fund III"), is also the direct beneficial owner of Shares as set forth in Item 4 below. Centennial Holdings III, L.P., a Colorado limited partnership ("Holdings III"), is the sole general partner of Fund III, and accordingly may be deemed to beneficially own the Shares held by Fund III. Steven C. Halstedt, G. Jackson Tankersley, Jr., and Jeffrey H. Schutz are the sole general partners of Holdings III (the "Holdings III Partners"). By virtue of the relationships described above and their roles with Fund III and Holdings III, each of the Holdings III Partners may be deemed to control Fund III and Holdings III and may be deemed to possess indirect beneficial ownership of the Shares held by Fund III. However, none of the Holdings III Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund III, and, as a result, each Holdings III Partner disclaims beneficial ownership of the Shares held by Fund III.

      Each of the Individual Partners are officers, directors and shareholders of Centennial Holdings, Inc. ("CHI"), which is also the direct beneficial owner of Shares as set forth in Item 4 below. However, no Individual Partner or other person, acting alone, has voting or investment power with respect to the Shares directly beneficially held by CHI and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by CHI.

      G. Jackson Tankersley, an Individual Partner, is also the sole general partner of The Tankersley Family Limited Partnership ("Tankersley LP"), which is also the direct beneficial owner of Shares as set forth in Item 4 below. Accordingly, Mr. Tankersley may be deemed to beneficially own the Shares held by Tankersley LP.

      Fund IV, Holdings IV, the Individual Partners, CHI and Tankersley LP each disclaim beneficial ownership of the Shares held by Fund III. Fund III, Holdings III, the Holdings III Partners, CHI and Tankersley LP each disclaim beneficial ownership of the Shares held by Fund IV and Holdings
      IV. Fund IV, Holdings IV, the Individual Partners, Fund III, Holdings III, the Holdings III Partners and Tankersley LP each disclaim beneficial ownership of the Shares held by CHI. Fund IV, Holdings IV, the Individual Partners, Fund III, Holdings III, the Holdings III Partners and CHI each disclaim beneficial ownership of the Shares held by Tankersley LP.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

      1428 Fifteenth Street, Denver, Colorado 80202

ITEM 2(C).  CITIZENSHIP:

      Delaware

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Common Stock

ITEM 2(E).  CUSIP NUMBER:

      11439910

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B),
CHECK    WHETHER THE PERSON FILING IS A:

      (a)         Broker or dealer registered under Section 15 of the Act,
      (b)         Bank as defined in Section 3(a)(6) of the Act,
      (c)         Insurance Company as defined in Section 3(a)(19) of the Act,
      (d) Investment Company registered under Section 8 of the Investment Company Act,
      (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
      (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
      (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
      (h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not applicable

ITEM 4.  OWNERSHIP.

      (a)         Amount beneficially owned:   As of December 31, 1996, Fund IV
                  directly beneficially owned 1,177,860 Shares and held a warrant to acquire an additional 16,660 Shares. By virtue of the relationships described in this Statement, Holdings IV may be deemed to beneficially own the Shares directly beneficially owned by Fund IV. As of December 31, 1996, Holdings IV directly beneficially owned 21,510 Shares.

                  As of December 31, 1996, Fund III directly beneficially owned 792,250 Shares and held a warrant to acquire an additional 51,420 Shares. By virtue of the relationships described in this Statement, Holdings III may be deemed to beneficially own the Shares directly beneficially owned by Fund III.

                  As of December 31, 1996, CHI directly beneficially owned 5,400 Shares, The Tankersley Family Limited Partnership directly beneficially owned 298 Shares, and G. Jackson Tankersley directly beneficially owned 1,833 Shares and held an option to acquire an additional 3,700 Shares. Mr. Tankersley s option is held on behalf of Fund III. Such option may only be exercised pursuant to instructions from Fund III and Holdings III, and accordingly, Fund III and Holdings III may be deemed to beneficially own the Shares obtainable upon exercise of such option.

                  On February 5, 1997, Fund IV sold 350,000 Shares and Fund III sold 250,000 Shares in connection with a secondary offering of Shares by the Issuer. As a result, as of February 5, 1997, Fund IV directly beneficially owned 827,860 Shares (and continued to hold the warrant to acquire an additional 16,660 Shares), and Fund III directly beneficially owned 542,250 Shares (and continued to hold the warrant to acquire 51,420 Shares).

      (b)   Percent of class: The 844,520 Shares directly beneficially held by
                              Fund IV as of February 5, 1997 represent approximately 2.7% of the outstanding Shares, and the 866,030 Shares directly and indirectly beneficially held by Holdings IV as of February 5, 1997 represent approximately 2.8% of the outstanding Shares.

      (c)   Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote:

                    844,520 (Fund IV);
                    866,030 (Holdings IV)

            (ii)    Shared power to vote or to direct the vote:

                    -0-

            (iii)   Sole power to dispose or to direct the disposition of:

                    844,520 (Fund IV);
                    866,030 (Holdings IV)

            (iv)    Shared power to dispose or to direct the disposition of:

                    -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not applicable

ITEM 10.  CERTIFICATION.

            Not applicable


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
(Date)



/s/ G. Jackson Tankersley
(Signature)

G. Jackson Tankersley, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.
(Name/Title)